Contact

www.linkedin.com/in/nacera-belal-a551561a (LinkedIn)
www.nacerabelal.com (Personal)

Top Skills

Project Management
Business Process Improvement
Program Management

Languages

English (Native or Bilingual)
French (Full Professional)

Certifications

Certified ScrumMaster (CSM)

Nacera Belal

COO, Co-Founder at Landng
New York, New York, United States

Experience

Landng
COO, Co-Founder at Landng
January 2022 - Present (1 year 3 months)

The Estée Lauder Companies Inc.
Program Manager, Global Creative Technology
August 2020 - February 2022 (1 year 7 months)
New York, United States

Concrete Co.
Project Manager, SAAS Implementation
August 2019 - April 2020 (9 months)
New York, New York, United States

Freelance
Project Manager Consultant, Digital Marketing & Technology
February 2017 - July 2019 (2 years 6 months)

L'Oréal
Project Manager, Digital Learning & Transformation
February 2016 - July 2016 (6 months)
Paris, Île-de-France, France

The American University of Paris
Graduate Teaching Assistant, Internation Business Management
August 2015 - January 2016 (6 months)
Paris, Île-de-France, France

Rue La La
Ecommerce Project Manager
April 2014 - December 2014 (9 months)
Boston, Massachusetts, United States

Education

The American University of Paris

Master’s Degree, International Management, Sustainability Systems

Wheelock College

Bachelor of Science, Psychology & Cultural Anthropology